

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

January 11, 2022

Gail McIntyre
Chief Executive Officer
Aravive, Inc.
River Oaks Tower
3730 Kirby Drive, Suite 1200
Houston, Texas 77098

> **Re: Aravive, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 5, 2022**
> **File No. 333-262020**

Dear Gail McIntyre:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Leslie Marlow